SUNSTONE FINANCIAL GROUP, INC.
                            207 EAST BUFFALO STREET
                          MILWAUKEE, WISCONSIN  53202
                                 (414) 271-5885


October 29, 1996

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

RE:   The Purisima Funds
      333-9153:  811-7737
      Filing Under Rule 18f-1

Ladies and Gentlemen:

On behalf of the above-referenced registered investment company, transmitted herewith for filing pursuant to Rule 18f-1 under the Investment Company Act of 1940, as amended, is Form N-18f-1, Notification of Election. Questions regarding this filing may be directed to the undersigned at (414) 271-5885.

Very truly yours,

SUNSTONE FINANCIAL GROUP, INC.

By:  /s/ Randy Pavlick
     -----------------
     Vice President

Encl.


                                  FORM N-18F-1

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Woodside and the State of California on the 28th day of October, 1996.

                                   THE PURISIMA FUNDS

                              By:  /s/ Kenneth L. Fisher
                                   ---------------------------
                                   Kenneth L. Fisher
                                   President


Attest: /s/ Sherrilyn Fisher
        ----------------------------
        Sherrilyn Fisher
        Secretary